AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BOXLIGHT CORPORATION

Pursuant to the Nevada Revised Statutes of the State of Nevada, BOXLIGHT CORPORATION, formerly known as Logical Choice Corporation (the “Corporation”), amends and restated its Articles of Incorporation. The undersigned hereby certifies as follows:

1.	She is the duly elected and acting Chief Financial Officer of the Corporation.

2.	On December 15, 2015, the Board of Directors of the Corporation (the “Board”) unanimously adopted a resolution proposing and declaring advisable that the Articles of Incorporation be amended and restated in its entirety pursuant to Section 78.403 of the Nevada Revised Statutes of the State of Nevada.

3.	On December 15, 2015, the proposed amendment to Article FOURTH was submitted to the Board. The Board unanimously voted in favor of the amendment to Article FOURTH to specify a reverse stock split. Article FOURTH, Section 2, is hereby amended to read in full as follows:

4.	Forward Stock Split. The holders of a majority of the shares of Class A Common Stock issued and outstanding as at the date of this Amended and Restated Articles of Incorporation and the Board of Directors of the Corporation have authorized a 1.9336909-for-one forward split of the issued and outstanding shares of Common Stock of the Corporation to combine the outstanding shares of Common Stock into a lesser number of shares (the “Forward Stock Split”). Such Forward Stock Split shall be effective as of December 16, 2015. As a result of such Forward Stock Split, the 2,041,470 currently issued and outstanding shares of Common Stock of the Corporation shall be increased to 3,947,572 shares of Common Stock, each one full share of currently outstanding Common Stock shall become 1.9336909shares of Common Stock. The Forward Stock Split does not affect the authorized capital stock of the Corporation as set forth in ARTICLE FOURTH of this Amended and Restated Articles of Incorporation.

SEVENTH AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

BOXLIGHT CORPORATION

The Articles of Incorporation of BOXLIGHT CORPORATION, formerly known as Logical Choice Corporation (the “Corporation”) was filed in the Office of the Secretary of State of the State of Nevada, 202 North Carson Street, Carson City, Nevada 89701, on September 18, 2014, as document no. 20140673158-67 and entity no. E0482222014-8, was amended and restated on September 24, 2014 as Document Number 20140682180-22, was further amended and restated on September 24, 2014 as Document Number 20150025364-48, was further amended and restated on August 6, 2015 as Document Number 20150355189-09, was further amended and restated on September 1, 2015 as Document Number 20150392614-43, and was further amended and restated on October 1, 2015 as Document Number 20150436652-44, and as further amended and restated on October 2, 2015.

On December 15, 2015, the Board of Directors of the Corporation have unanimously adopted a resolution proposing and declaring advisable that the Articles of Incorporation be amended and restated in its entirety pursuant to Section 78.403 of the Nevada Revised Statutes of the State of Nevada (the “NRS”) and have duly adopted this Sixth Amended and Restated Articles of Incorporation.

In lieu of a special meeting of the stockholders of the Corporation, on December 15, 2015 the holders of a majority of the issued and outstanding shares of voting capital stock of the Corporation provided their written consent in favor of this Seventh Amended and Restated Articles of Incorporation in accordance with the provisions of NRS Sections 78.310 and 78.390.

The text of the Articles of Incorporation, as amended and restated herein, shall read as follows:

First: The name of the Corporation is “Boxlight Corporation”

Second: The address of the Corporation’s registered office in the State of Nevada is 311 South Division Street, in the city of Carson City, Nevada 89703. The name of its registered agent at such address is The Corporation Trust Company of Nevada.

Third: The nature or purpose of the business to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the NRS.

Fourth: The total number of shares of stock which the Corporation shall have authority to issue is Two Hundred Fifty Million (250,000,000) shares, each having a par value of $0.0001 per share, consisting of:

(i) One Hundred and Fifty Hundred Million (150,000,000) shares of Class A voting Common Stock, par value $0.0001 per share (the “Class A Common Stock”);

(ii) Fifty Million (50,000,000) shares of Class B non-voting common stock, par value $0.0001 per share (the “Class B Common Stock”) and

(iii) Fifty Million (50,000,000) shares of Serial Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), to be designated at a future date.

The Class A Common Stock and the Class B Common Stock are herein sometimes collectively referred to as the “Common Stock”).

A statement of the powers, designations, preferences, and relative participating, optional or other special rights and the qualifications, limitations and restrictions of the Common Stock and the Preferred Stock is as follows:

1. Common Stock.

(a) Dividends. Subject to the express terms of any outstanding series of Preferred Stock, dividends may be paid in cash or otherwise with respect to the Common Stock out of the assets of the Corporation legally available therefor, upon the terms, and subject to the limitations, as the Board of Directors of the Corporation (the “Board of Directors”) may determine. Except for the voting rights referred to below, all shares of Common Stock of the Corporation shall be of equal rank and shall be identical in all respects.

(b) Liquidation Rights. Subject to the express terms of any outstanding Preferred Stock, in the event of a Liquidation of the Corporation, the holders of Common Stock shall be entitled to share in the distribution of any remaining assets available for distribution to the holders of Common Stock ratably in proportion to the total number of shares of Common Stock then issued and outstanding.

(c) Voting Rights. The holders of Class A Common Stock shall be entitled to one vote per share in voting or consenting to the election of directors and for all other corporate purposes to the extent authorized by this Articles of Incorporation or the NRS. The Class B Common Stock shall have no voting rights and holders of Class B Common Stock shall not be entitled to vote or consent to the election of directors or with respect to any other matter submitted to the vote of the stockholders of the Corporation.

(d) Conversion of Class B Common Stock. Upon any public or private sale or disposition by any holder of Class B Common Stock, such shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock. Each purchaser or subsequent recipient from a holder of Class B Common Stock of certificates evidencing such shares of Class B Common Stock shall, promptly following delivery of such certificate(s) to the Corporation or its transfer agent, be entitled to receive one or more certificates for the identical number of shares of Class A Common Stock.

2. Forward Stock Split. The holders of a majority of the shares of Class A Common Stock issued and outstanding as at the date of this Sixth Amended and Restated Articles of Incorporation and the Board of Directors of the Corporation have authorized a 1.9336909-for-one forward split of the issued and outstanding shares of Common Stock of the Corporation to combine the outstanding shares of Common Stock into a lesser number of shares (the “Forward Stock Split”). Such Forward Stock Split shall be effective as of December 16, 2015. As a result of such Forward Stock Split, the 2,041,470 currently issued and outstanding shares of Common Stock of the Corporation shall be increased to 3,947,572 shares of Common Stock, each one full share of currently outstanding Common Stock shall become 1.9336909 shares of Common Stock. The Forward Stock Split does not affect the authorized capital stock of the Corporation as set forth in ARTICLE FOURTH of this Amended and Restated Articles of Incorporation.

3. Serial Preferred Stock. Subject to approval by holders of shares of any class or series of Preferred Stock to the extent such approval is required by its terms, the Board of Directors is hereby expressly authorized, subject to limitations prescribed by law, by resolution or resolutions and by filing a certificate pursuant to the applicable law of the State of Nevada, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) The number of shares constituting that series and the distinctive designation of that series;

(b) The rate of dividend, and whether (and if so, on what terms and conditions) dividends shall be cumulative (and if so, whether unpaid dividends shall compound or accrue) or shall be payable in preference or in any other relation to the dividends payable on any other class or classes of stock or any other series of the Preferred Stock;

(c) Whether that series shall have voting rights in addition to the voting rights provided by law and, if so, the terms and extent of such voting rights;

(d) Whether the shares must or may be redeemed and, if so, the terms and conditions of such redemption (including, without limitation, the dates upon or after which they must or may be redeemed and the price or prices at which they must or may be redeemed, which price or prices may be different in different circumstances or at different redemption dates);

(e) Whether the shares shall be issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange (including without limitation the price or prices or the rate or rates of conversion or exchange or any terms for adjustment thereof);

(f) The amounts, if any, payable under the shares thereof in the event of the Liquidation of the Corporation in preference of shares of any other class or series and whether the shares shall be entitled to participate generally in distributions in the Common Stock under such circumstances;

(g) Sinking fund provisions, if any, for the redemption or purchase of the shares (the term “sinking fund” being understood to include any similar fund, however designated); and

(h) Any other relative rights, preferences, limitations and powers of that series.

FIFTH: At all meetings of stockholders, each stockholder shall be entitled to vote, in person or by proxy, the shares of voting stock of the Corporation owned by such stockholders of record on the record date for the meeting. When a quorum is present or represented at any meeting, the vote of the holders of a majority in interest of the stockholders present in person or by proxy at such meeting and entitled to vote thereon shall decide any question, matter or proposal brought before such meeting unless the question is one upon which, by express provision of law, this Articles of Incorporation or the By-laws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

SIXTH:

1. Number of Directors. The number of directors of the Corporation shall be fixed from time to time by the vote of a majority of the entire Board of Directors, but such number shall in no case be less than one (1). Any such determination made by the Board of Directors shall continue in effect unless and until changed by the Board of Directors, but no such changes shall affect the term of any directors then in office.

2. Term of Office; Quorum; Vacancies. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Subject to the By-laws, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business. Any vacancies and newly created directorships resulting from an increase in the number of directors shall be filled by a majority of the Board of Directors then in office even though less than a quorum and shall hold office until his successor is elected and qualified or until his earlier death, resignation, retirement, disqualification or removal from office.

3. Removal. Subject to the By-laws, any director may be removed upon the affirmative vote of the holders of a majority of the votes which could be cast by the holders of all outstanding shares of Common Stock entitled to vote for the election of directors, voting together as a class, given at a duly called annual or special meeting of stockholders.

SEVENTH: For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2) The directors shall have the power, subject to the terms and conditions of the By-laws, to make, adopt, alter, amend, change, add to or repeal the By-laws.

(3) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the NRS, this Articles of Incorporation, and any By-laws adopted by the stockholders; provided, however, that no By-laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-laws had not been adopted.

EIGHTH:

1. Stockholder Meetings; Keeping of Books and Records. Meetings of stockholders may be held within or outside the State of Nevada as the By-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the NRS) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation.

2. Special Stockholders Meetings. Special meetings of the Stockholders, for any purpose or purposes, unless otherwise prescribed by law, may be called by the President or the Chairman of the Board, if one is elected, and shall be called by the Secretary at the direction of a majority of the Board of Directors, or at the request in writing of Stockholders owning a majority in amount of the Common Stock of the Corporation issued and outstanding and entitled to vote.

3. No Written Ballot. Elections of directors need not be by written ballot unless the By-laws of the Corporation shall so provide.

NINTH:

1. Limits on Director Liability. Directors of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director; provided that nothing contained in this Article NINTH shall eliminate or limit the liability of a director (i) for any breach of a director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, or as otherwise expressly provided in the NRS, or (iii) for any transaction from which a director derived an improper personal benefit. If the NRS is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then by virtue of this Article NINTH the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended.

2. Indemnification.

(a) The Corporation shall indemnify, in accordance with the By-laws of the Corporation and to the fullest extent permitted from time to time by the NRS or any other applicable laws as presently or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Corporation, by reason of his acting as a director or officer of the Corporation or any of its subsidiaries (and the Corporation, in the discretion of the Board of Directors, may so indemnify a person by reason of the fact that he is or was an employee or agent of the Corporation or any of its subsidiaries or is or was serving at the request of the Corporation in any other capacity for or on behalf of the Corporation) against any liability or expense actually and reasonably incurred by such person in respect thereof; provided, however, the Corporation shall be required to indemnify an officer or director in connection with an action, suit or proceeding (or part thereof) initiated by such person only if (i) such action, suit or proceeding (or part thereof) was authorized by the Board of Directors and (ii) the indemnification does not relate to any liability arising under Section 16(b) of the Exchange Act, as amended, or any rules or regulations promulgated thereunder. Such indemnification is not exclusive of any other right to indemnification provided by law or otherwise. The right to indemnification conferred by this paragraph 2(a) shall be deemed to be a contract between the Corporation and each person referred to herein.

(b) If a claim under paragraph 2(a) is not paid in full by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the By-laws of the Corporation has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the NRS and paragraph 2(a) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the NRS, nor an actual determination by the Corporation (including its Board of Directors, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Indemnification shall include payment by the Corporation of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification under this Article NINTH, which undertaking may be accepted without reference to the financial ability of such person to make such repayment.

3. Insurance. The Corporation shall have the power (but not the obligation) to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this ARTICLE NINTH or the NRS.

4. Other Rights. The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire under any statute, provision of the Articles of Incorporation, By-laws, agreement, contract, vote of stockholders or disinterested directors or otherwise.

5. Additional Indemnification. The Corporation may, by action of its Board of Directors, provide indemnification to such of the directors, officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by the NRS.

6. Effect of Amendments. Neither the amendment, change, alteration nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Articles of Incorporation or the By-laws of the Corporation, nor, to the fullest extent permitted by NRS, any modification of law, shall eliminate or reduce the effect of this ARTICLE NINTH or the rights or any protection afforded under this ARTICLE NINTH in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

TENTH:

7. Corporate Opportunity. In recognition of the fact that the Corporation and its directors, officers and stockholders, acting in their capacities as such, currently engage in, and may in the future engage in, the same or similar activities or lines of business and have an interest in the same areas and types of corporate opportunities, and in recognition of the benefits to be derived by the Corporation through its continued contractual, corporate and business relations with such persons, the provisions of this ARTICLE TENTH are set forth to regulate and define the conduct of certain affairs of the Corporation as they may involve such directors, officers and employees, acting in their capacities as such. Accordingly, to the fullest extent permitted by applicable law, no director, officer or stockholder of the Corporation, in such capacity, shall have any obligation to the Corporation to refrain from competing with the Corporation, making investments in competing businesses or otherwise engaging in any commercial activity that competes with the Corporation. To the fullest extent permitted by applicable law, the Corporation shall not have any right, interest or expectancy with respect to any such particular investments or activities undertaken by any of its directors, officers or stockholders, such investments or activities shall not be deemed wrongful or improper, and no such director, officer or stockholder shall be obligated to communicate, offer or present any potential transaction, matter or opportunity to the Corporation even if such potential transaction, matter or opportunity is of a character that, if presented to the Corporation, could be taken by the Corporation, so long as such transaction, matter or opportunity did not arise solely and expressly by virtue of the director being a member of the Board of Directors or an officer or an employee of the Corporation (a “Restricted Opportunity”). In the event that any director, officer or stockholder, acting in his capacity as such, acquires knowledge of a potential transaction, matter or opportunity which may be a corporate opportunity for the Corporation, but is not a Restricted Opportunity, such director, officer or stockholders, acting in their capacities as such, shall have no duty to communicate or offer such corporate opportunity to the Corporation and shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of the fact that such director, officer or stockholder, acting in his capacity as such, pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Corporation, and the Corporation hereby renounces any interest or expectancy in such corporate opportunity. In furtherance of the foregoing, the Corporation renounces any interest or expectancy in, or in being offered the opportunity to participate in, any corporate opportunity covered by, but not allocated to it pursuant to, this ARTICLE TENTH to the fullest extent permitted by the NRS.

8. Confidential Information. The provisions of this ARTICLE TENTH shall in no way limit or eliminate a director’s, officer’s or stockholder’s duties, responsibilities and obligations with respect to any proprietary information of the Corporation, including the duty to not disclose or use such proprietary information improperly or to obtain therefrom an improper personal benefit. Except as otherwise set forth in this ARTICLE TENTH, this ARTICLE TENTH shall not limit or eliminate the fiduciary duties of any director or officer or otherwise be deemed to exculpate any director or officer from any breach of his fiduciary duties to the Corporation. For the avoidance of doubt, nothing contained in this Article TENTH amends or modifies, or will amend or modify, in any respect any written contractual arrangement between any stockholders of the Corporation or any of their respective Affiliates, on the one hand, and the Corporation and any of its Affiliates, on the other hand, or any applicable employment or non-competition agreement.

9. Amendment. Notwithstanding anything to the contrary contained in this Articles of Incorporation, this ARTICLE TENTH may only be amended (including by merger, consolidation or otherwise by operation of law) by the affirmative vote of the holders of at least 80% of the Voting Stock. Neither the termination, alteration, amendment or repeal (including by merger, consolidation or otherwise by operation of law) of this ARTICLE TENTH nor the adoption of any provision of this Articles of Incorporation inconsistent with this ARTICLE TENTH shall eliminate or reduce the effect of this ARTICLE TENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this ARTICLE TENTH, would accrue or arise, prior to such termination, alteration, amendment, repeal or adoption.

ELEVENTH: Subject to applicable law and the terms herein, the Corporation reserves the right to repeal, alter, change or amend any provision contained in this Articles of Incorporation in the manner now or hereafter prescribed by statute and all rights conferred upon stockholders herein are granted subject to this reservation. No repeal, alteration or amendment of this Articles of Incorporation shall be made unless the same is first approved by the Board of Directors of the Corporation pursuant to a resolution adopted by the directors then in office in accordance with the By-laws and applicable law and thereafter approved by the stockholders as provided in the NRS.

TWELFTH: The name and mailing address of the Corporation is as follows:

Boxlight Corporation

1045 Progress Circle.

Lawrenceville, Georgia 30043

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Seventh Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer and as approved by the Board of Directors and the holders of a majority of the voting shares of capital stock of the Corporation on December 15, 2015.

BOXLIGHT CORPORATION

By:	/s/ Sheri Lofgren
Name:	Sheri Lofgren
Title:	Chief Financial Officer